                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 11)

                           ALLSTATE FINANCIAL CORPORATION
           --------------------------------------------------------
                                (Name of Issuer)


                            Common Stock, without par value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   020011 10 2
           --------------------------------------------------------
                                 (CUSIP Number)

                            Gerald F. Heupel, Jr., Esq.
                         Elias, Matz, Tiernan & Herrick L.L.P.
                                   12th Floor
                               734 15th Street, N.W.
                               Washington, D.C.  20005
                                    (202) 347-0300
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 March 27, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                              Page 1 of 18 Pages

CUSIP No. 020011 10 2                13D                 Page 2 of 18 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Value Partners, Ltd. 75-2291866
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*           (a)  / /
                                                                 (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to / /
     Items 2(d) or 2(e)
     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Texas
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned            661,835 *See Item 4 regarding recent litigation.
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  N/A
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  661,835
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  N/A
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     661,835
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   /X/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     26.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------

CUSIP No. 020011 10 2                13D                 Page 3 of 18 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Ewing & Partners 75-2741747
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*       (a)  / /
                                                             (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to / / Items 2(d) or 2(e)
     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Texas
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               N/A
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                              661,835 *See Item 4 regarding recent litigation.
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  N/A
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  661,835
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     661,835
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  /X/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     26.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------

CUSIP No. 020011 10 2                13D                 Page 4 of 18 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Timothy G. Ewing
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*       (a)  / /
                                                             (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to / / Items 2(d) or 2(e)
     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States of America
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               N/A
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                              661,835 *See Item 4 regarding recent litigation.
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  N/A
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  661,835
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     661,835
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares* /X/

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     26.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------

CUSIP No. 020011 10 2                13D                 Page 5 of 18 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     David W. Campbell
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*    (a)  / /
                                                          (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to / /
     Items 2(d) or 2(e)
     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States of America
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               11,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  2,500
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  11,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  2,500
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     13,500
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  /X/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     .6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------

CUSIP No. 020011 10 2                13D                 Page 6 of 18 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Edward A. McNally
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*        (a)  / /
                                                              (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to / / Items 2(d) or 2(e)
     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States of America
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               13,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  N/A
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  13,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  N/A
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     13,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  /X/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     .6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------

CUSIP No. 020011 10 2                13D                 Page 7 of 18 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     William H. Savage
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*    (a)  / /
                                                          (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to / /
     Items 2(d) or 2(e)
     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States of America
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               18,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  1,000
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  18,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  1,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     19,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  /X/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     .8%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------

CUSIP No. 020011 10 2                13D                 Page 8 of 18 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     C. Scott Bartlett, Jr.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*    (a)  / /
                                                          (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to / /
     Items 2(d) or 2(e)
     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States of America
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               475
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  N/A
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  475
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  N/A
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     475
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  /X/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     .02%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------

CUSIP No. 020011 10 2                13D                 Page 9 of 18 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Lindsay B. Trittipoe
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*    (a)  / /
                                                          (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to / /
     Items 2(d) or 2(e)
     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States of America
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               73,289
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  N/A
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  73,289
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  N/A
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     73,289
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  /X/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     3.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------

CUSIP NO.  020011 10 2          Amendemnt No. 11                 Page 10 of 18

     Value Partners, Ltd. ("Value Partners") hereby amends its Schedule 13D regarding the common stock, without par value (the "Common Stock"), of Allstate Financial Corporation (the "Issuer" or "Allstate") as set forth below. In addition, since Value Partners filed a lawsuit against the Issuer on December 29, 1997 jointly with David W. Campbell, Edward A. McNally and
William H. Savage, who are three non-employee directors of the Issuer, Messrs. Campbell, McNally and Savage are included as reporting persons. Further, Lindsay B. Trittipoe, currently a non-employee director of the Issuer, and C. Scott Bartlett, Jr., a former non-employee director of the Issuer, each of whom has agreed to be members of the slate of directors to be run in opposition to the slate of directors proposed by management, are included as reporting persons. Value Partners, Ltd., Ewing & Partners, Timothy G. Ewing, David W. Campbell, Edward A. McNally, William H. Savage, C. Scott Bartlett, Jr. and Lindsay B. Trittipoe are sometimes collectively referred to herein as the "Reporting Persons."

     The following items are supplemented as follows:

Item 2.  Identity and Background

     (a)-(b) The address of C. Scott Bartlett, Jr. is 64 Melrose Place, Montclair, New Jersey 07042. The address of Lindsay B. Trittipoe is 4208 W. Franklin Street, Richmond, Virginia 23221.

     (c) Mr. Bartlett was Executive Vice President, Senior Lending Officer and Chairman of the Credit Policy Committee at National Westminster Bank USA from 1984 to 1990, where he managed all of the credit functions of the bank and was responsible for an approximately $11 billion portfolio. During this period, the bank's loan portfolio more than doubled with successful participation in a number of complex credits, including leveraged transactions and specialized industry lending. Mr. Bartlett served in various other capacities with National Westminster from 1973 to 1984. Prior thereto, he was associated with several small New York investment banks raising equity capital for middle market and some larger companies. Mr. Bartlett currently serves as a director of Harvard Industries, Inc. (Chairman of Audit Committee and member of Compensation Committee); NVR, Inc. (Audit and Nominating Committees); Data Services and Solutions, Inc.; MTB Bank (Director's Loan Committee and the Audit Committee); and Janus American Group, Inc. (Audit Committee). Since 1994, Mr. Bartlett has generally served as a director of various companies and, to a lesser extent, performed arbitration and limited consulting services. From 1992 to 1994, Mr. Bartlett served as Senior Vice President and Chief Credit Officer of MTB Bank.

     Mr. Trittipoe has been a director of the Issuer since November 1997. Since January 1998, he has been President of Commonwealth Acceptance, Inc., a commercial finance company. Mr. Trittipoe was formerly a Vice President/Capital Markets of Wheat First Butcher Singer, a Richmond, Virginia based investment bank and brokerage firm, from September 1995 to October 1997. Prior thereto, he was Vice President of Craigie

CUSIP NO.  020011 10 2          Amendemnt No. 11                 Page 11 of 18

Incorporated, a Richmond, Virginia based investment bank and bond trading firm, from 1989 to September 1995.

     (d) During the last five years, neither Mr. Bartlett nor Mr. Trittipoe has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither Mr. Bartlett nor Mr. Trittipoe has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Messrs. Bartlett and Trittipoe are citizens of the United States.

Item 3.  Source and Amount of Funds or other Consideration

     The source of funds for the 342 shares of Common Stock purchased by Mr. Bartlett was personal funds. The aggregate purchase price (including brokerage commissions) for the 342 shares purchased by Mr. Bartlett was approximately $1,930. The source of the funds for the 71,289 shares of Common Stock purchased by Mr. Trittipoe was personal funds. The aggregate purchase price (including brokerage commissions) for the 71,289 shares purchased by Mr. Trittipoe was approximately $453,000.

Item 4.  Purpose of Transaction

     Each of Mr. Bartlett and Mr. Trittipoe originally acquired their shares of Common Stock solely for investment purposes.

     Nomination of Directors

     As previously reported in Amendment No. 10 to this Schedule 13D, the Reporting Persons attempted to negotiate in good faith a single slate of directors for the May 12, 1998 election in order to avoid the costs and disruption of a proxy contest. However, these overtures were rejected by Allstate's management.

     Amendment No. 10 to Schedule 13D was filed on March 16, 1998. Following such filing, together with the demand for stockholder lists by letter dated March 13, 1998, Allstate's management sent a letter dated March 17, 1998 suggesting a slate consisting of Messrs. Craig Fishman and Freeman, a person designated by Value Partners, and two other persons "mutually acceptable." Value Partners subsequently indicated to Allstate's management that it would support a single slate consisting of three of the current independent directors. However, Allstate's management indicated that this was unacceptable.

CUSIP NO.  020011 10 2          Amendemnt No. 11                 Page 12 of 18

The Reporting Persons then began considering various other potential nominees in the event they had to run a full slate.

     At a telephonic Board meeting on the morning of March 27, 1998 (with Mr. Savage unavailable), Mr. Trittipoe proposed (and Mr. McNally seconded) a single slate consisting of Messrs. Campbell, McNally, Savage, C. Fishman and Freeman in order to avoid the costs and disruption of a contest, which proposal was rejected by a 6 to 3 vote. Messrs. Campbell, McNally and Trittipoe attempted then to nominate a full slate of independent directors, and were unsuccessful in having it put to a vote. Management also proposed its slate, which was approved by a 6 to 3 vote.

     By the end of the day on March 27, 1998, the Reporting Persons filed preliminary proxy materials with the Securities and Exchange Commission ("SEC") proposing a slate consisting of Messrs. Campbell, McNally, Savage, Trittipoe and Malcolm Sterrett. Mr. Sterrett was subsequently replaced on the slate by C. Scott Bartlett, who has extensive experience in the financial industry and who is a former independent director of Allstate. The preliminary proxy materials were filed by the Reporting Persons in their capacity as the Allstate Financial Corporation Independent Shareholders/Directors Committee.

     Requests for Stockholder Lists

     By letter dated March 13, 1998, Messrs. Campbell, McNally and Savage requested the right to inspect and copy various forms of stockholder lists. By letter dated March 20, 1998, Allstate's counsel initially agreed to provide only the list of shareholders of record.

     After Allstate's counsel was reminded that directors of the company have a common law right to inspect all of the books and records of a company, Allstate's counsel agreed by letter dated March 24, 1998 to turn over the lists if a confidentiality agreement was signed. Counsel for the directors responded by letter dated March 25, 1998 that the independent directors intended to make the same use of the lists as the management directors.

     A record list of Allstate's stockholders was received on March 30, 1998, and a list of non-objecting beneficial owners was received on April 1, 1998. Certain of the information requested by letter dated March 13, 1998 had still not been provided as of April 2, 1998.

CUSIP NO.  020011 10 2          Amendemnt No. 11                 Page 13 of 18

     Recent Litigation

     On March 31, 1998, Allstate filed a complaint against Value Partners, Ltd, its general partner Ewing & Partners, and Timothy G. Ewing, the general partner of Ewing & Partners (collectively, "Value Partners"). The complaint alleges that Value Partners should not be permitted to vote all of its shares of Allstate common stock at the Annual Meeting, because purchases made by Value Partners more than two years ago constituted a "control share acquisition" under Virginia law. The complaint further alleges that the Schedule 13D filed by Value Partners and the preliminary proxy statement filed by the Committee should disclose that Value Partners is unable to vote at least 318,050 of its shares of Allstate Common Stock, and the complaint further objected to various statements made in the Committee's preliminary proxy statement.

     Based upon prior discussions with counsel, Value Partners has reason to believe that the provisions of the Virginia Control Share Acquisitions statute (the "Act") are not applicable to the shares held by Value Partners. Value Partners further believes that Allstate had a similar belief in the past, as Allstate permitted Value Partners to vote all of its shares of Common Stock at both the 1996 and 1997 annual stockholders' meetings. Both of these meetings occurred after the alleged "control share acquisition" on January 24, 1996. Value Partners believes that the only thing that has changed in this regard from the last two annual meetings is that management is now fearful of losing its control of Allstate. Value Partners intends to vigorously defend against Allstate's complaint, and Value Partners is dismayed that management is using Allstate's assets to resort to litigation against a major shareholder for the sole purpose of attempting to reduce the voting rights of a shareholder that management now characterizes as "dissident". Value Partners has been a stockholder of Allstate since August 1993.

     Allstate alleges that of the 488,368 shares of Common Stock held by Value Partners, Value Partners is unable to vote 318,050 of such shares because they were acquired within 90 days of the date Allstate made a public filing announcing completion of its issuer tender offer (i.e., January 24, 1996). The purchases by Value Partners in early 1996 and the tender offer by Allstate in January 1996 resulted in Value Partners' ownership of the issued and outstanding Common Stock exceeding 20%. If the Act was applicable to these purchases by Value Partners, then Value Partners would be unable to vote the shares acquired by it during the period 90 days before and 90 days after the date its ownership exceeded 20%. While Value Partners purchased 318,050 shares during this period, Value Partners believes that the 204,882 shares of Common Stock disposed of during this period should be subtracted from the purchases during such period if the Act was deemed to be applicable.

     Value Partners also disputes that its purchases which began in August 1993 were "pursuant to a plan to make a control share acquisition" and also intends to vigorously defend against this charge.

CUSIP NO.  020011 10 2          Amendemnt No. 11                 Page 14 of 18

     Depending on their evaluation of the Issuer, other investment opportunities, market conditions, and such other factors as they may deem material, each of Messrs. Bartlett and Trittipoe may seek to acquire additional shares of Common Stock in the open market, in private transactions, by exercising stock options (in the case of Mr. Trittipoe) or converting the Issuer's Convertible, Subordinated Notes due September 30, 2000 (the "Notes") (in the case of Mr. Bartlett), or otherwise, or they may dispose of all or a portion of the shares of Common Stock owned by them.

     Other than as set forth above, none of the Reporting Persons has at this time any specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D, except that Messrs. Campbell, McNally, Savage and Trittipoe will continue to consider all matters presented to the Board of Directors of the Issuer in accordance with their fiduciary duties.

Item 5.  Interest in Securities of the Issuer

     (a) According to the Issuer's Report on Form 10-KSB for the year ended December 31, 1997, a total of 2,319,451 shares of Common Stock were issued and outstanding as of March 20, 1998. As discussed in Item 4 above, Value Partners has reason to believe that the Act is not applicable to its purchases and that all of its shares can be voted. However, in light of the uncertainties associated with any pending litigation, no assurances can be given at this time that all of the shares held by Value Partners will be able to be voted.

     Mr. Bartlett beneficially owns 342 shares of Common Stock, or approximately 0.01% of the Common Stock issued and outstanding. In addition, Mr. Bartlett owns $1,000 of the Notes, which are convertible into 133 shares of Common Stock. Because the Notes are currently convertible into Common Stock, Mr. Bartlett is deemed to beneficially own for purposes of Rule 13d-3 an aggregate of 475 shares of Common Stock, or 0.02% of the 2,319,584 shares of Common Stock that would be issued and outstanding if Mr. Bartlett fully converted his Notes into Common Stock.

     Mr. Trittipoe beneficially owns 71,289 shares of Common Stock, or approximately 3.1% of the Common Stock issued and outstanding. In addition,
Mr. Trittipoe holds options to purchase 2,000 shares of Common Stock.   Because
the options are exercisable within 60 days of March 27, 1998, Mr. Trittipoe is deemed to beneficially own for purposes of Rule 13d-3 an aggregate of 73,289 shares of Common Stock, or 3.2% of the 2,321,451 shares of Common Stock that would be issued and outstanding if Mr. Trittipoe fully exercised his options.

     The beneficial ownership of Common Stock of the other Reporting Persons has been previously disclosed in prior filings of this Schedule 13D.

CUSIP NO.  020011 10 2          Amendemnt No. 11                 Page 15 of 18


     In the aggregate, the Reporting Persons beneficially own 570,499 shares of Common Stock, representing 24.6% of the issued and outstanding Common Stock, excluding shares which the Reporting Persons have a right to acquire. If the Notes held by Value Partners and Mr. Bartlett were fully converted and if the options held by Messrs. Campbell, McNally, Savage and Trittipoe were fully exercised, the Reporting Persons would hold 781,099 shares, or 30.9% of the 2,530,051 shares of Common Stock that would then be issued and outstanding.

     (b) Mr. Bartlett has the sole power to vote and to dispose of the 342 shares of Common Stock held by him. Mr. Bartlett's Notes are held solely by him. Mr. Bartlett disclaims any beneficial ownership in the shares of Common Stock held by the other Reporting Persons, and further disclaims the existence of any agreement, arrangement or understanding with any of the other Reporting Persons as to how they will exercise the beneficial ownership of their shares of Common Stock.

     Mr. Trittipoe has the sole power to vote and to dispose of the 71,289 shares of Common Stock held by him. Mr. Trittipoe's options to purchase 2,000 shares of Common Stock are held solely by him. Mr. Trittipoe disclaims any beneficial ownership in the shares of Common Stock held by the other Reporting Persons, and further disclaims the existence of any agreement, arrangement or understanding with any of the other Reporting Persons as to how they will exercise the beneficial ownership of their shares of Common Stock.

     (c) On March 25, 1998, Mr. Bartlett sold 500 shares of Common Stock beneficially owned by him through one of his retirement plans. The shares were sold for $7.64 per share, or an aggregate of $3,819, and such sale was effected in the open market. This section is not applicable to Mr. Trittipoe.

     (d) and (e)  Not applicable to Mr. Bartlett or Mr. Trittipoe.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) between themselves and any person with respect to any securities of the Issuer other than as previously disclosed in prior filings of this Schedule 13D or as described below:

     (a) Value Partners and Messrs. Campbell, McNally, Savage, Bartlett and Trittipoe have orally agreed to initially bear the costs of the proxy contest in proportion to their respective ownership of the Common Stock.

CUSIP NO.  020011 10 2          Amendemnt No. 11                 Page 16 of 18


     (b) The Reporting Persons (now including Messrs. Bartlett and Trittipoe) decided to jointly file this Schedule 13D, as evidenced by the Joint Filing Agreement filed as Exhibit 4 hereto.

Item 7.  Material to be Filed as Exhibits

     The following are filed as exhibits to this Schedule 13D:

Exhibit 1* Form of Amended and Restated Agreement of Limited Partnership of Value Partners dated as of October 1, 1993

Exhibit 2* Agreement of General Partnership or Ewing & Partners (formerly known as Fisher Ewing Partners) dated as of September 1, 1991

Exhibit 3* Amended and Restated Agreement of General Partnership of Ewing & Partners dated as of January 1, 1998.

Exhibit 4      Joint Filing Agreement


----------------------
* Previously filed.

CUSIP NO.  020011 10 2          Amendemnt No. 11                 Page 17 of 18

                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Timothy G. Ewing and David W. Campbell, and each of them, his true and lawful attorney-in-fact, as agent with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacity, to sign any or all amendments to this Schedule 13D and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                              VALUE PARTNERS, LTD.

                              By: Ewing & Partners as General Partner



April 3, 1998                 By:/s/ Timothy G. Ewing
                                 ----------------------
                                 Timothy G. Ewing
                                 General Partner


                              EWING & PARTNERS

April 3, 1998                 By:/s/ Timothy G. Ewing
                                 ----------------------
                                 Timothy G. Ewing
                                 General Partner

April 3, 1998                    /s/ Timothy G. Ewing
                                 -----------------------
                                 Timothy G. Ewing

CUSIP NO.  020011 10 2          Amendemnt No. 11                 Page 18 of 18


April 3, 1998                    /s/ David W. Campbell
                                 -----------------------
                                 David W. Campbell

April 3, 1998                    /s/ Edward A. McNally
                                 -----------------------
                                 Edward A. McNally


April 3, 1998                    /s/ William H. Savage
                                 -----------------------
                                 William H. Savage


April 3, 1998                    /s/ C. Scott Bartlett, Jr.
                                 ------------------------
                                 C. Scott Bartlett, Jr.


April 3, 1998                    /s/ Lindsay B. Trittipoe
                                 -------------------------
                                 Lindsay B. Trittipoe